Exhibit EX-99.d.1.a.i

Schedule A to the Investment Advisory Agreement between Genworth Variable Insurance Trust and Genworth Financial Wealth Management, Inc.

Pursuant to Section 5, the Trust shall pay the Advisor compensation at an annual rate as follows:

Fund:	COMPENSATION (AS
PERCENTAGE OF
DAILY NET ASSETS):
Genworth Calamos Growth Fund	0.75%
Genworth Columbia Mid Cap Value Fund	0.60%
Genworth Davis NY Venture Fund	0.50%
Genworth Eaton Vance Large Cap Value Fund	0.50%
Genworth Legg Mason ClearBridge Aggressive Growth Fund	0.45%
(formerly, Genworth Legg Mason Partners Aggressive Growth
Fund)
Genworth PIMCO StocksPLUS Fund	0.35%
Genworth Putnam International Capital Opportunities Fund	0.70%
Genworth Thornburg International Value Fund	0.65%
Genworth Enhanced Core Bond Index Fund (formerly,	0.30%
Genworth Western Asset Management Core Plus Fixed Income
Fund)